Exhibit 99.1

TD Bank Group Statement on U.S. Tax Reform

Toronto, January 8, 2018 - On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which makes broad and complex changes to the U.S. tax code that will take time to interpret.

The reduction of the U.S. corporate tax rate enacted by the Tax Act will cause The Toronto-Dominion Bank ("TD" or the "Bank") (TSX and NYSE: TD) to adjust its U.S. deferred tax assets and liabilities to the lower base rate of 21 percent, and to adjust the carrying balances of certain tax credit-related and other investments. Based on the Bank's current understanding of the Tax Act following a preliminary assessment, TD estimates the overall one-time impact of the Tax Act will reduce earnings for the quarter ending January 31, 2018 by approximately US$400 million.

The one-time impact of the Tax Act in the first quarter of fiscal 2018 is expected to reduce the Bank's CET1 ratio by approximately 9 basis points.

While the Tax Act will require a one-time charge to earnings in the first quarter of fiscal 2018, the lower corporate rate is expected to have a positive effect on TD's future earnings.

The expected one-time impact and effect on TD's future earnings may differ from the Bank's current assessment, due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take as a result of the Tax Act or otherwise.

TD will report first quarter financial results on March 1, 2018.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.3 trillion in assets on October 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401